UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

September 15, 2022

3.NEWS RELEASE

The news release announcing this material change was issued on September 15, 2022 in Canada and the United States.

4.    SUMMARY OF MATERIAL CHANGE

Methanex Corporation (the “Company”) announced on September 15, 2022 that the Board of Directors approved a normal course issuer bid whereby the Company will purchase for cancellation up to 3,506,405 common shares (“Shares”), representing 5% of the Shares issued and outstanding as of September 15, 2022.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

5.1    FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation (the “Company”) announced on September 15, 2022 that the Board of Directors approved a normal course issuer bid (“NCIB”) whereby the Company will purchase for cancellation up to 3,506,405 common shares (“Shares”), representing 5% of the Shares issued and outstanding as of September 15, 2022.

The NCIB is subject to approval by the Toronto Stock Exchange (the “TSX”). Purchases pursuant to the NCIB will be made on the open market through the facilities of the TSX and will commence no earlier than September 26, 2022. Any purchases will be made from time to time at the then current market price of the Shares and all Shares purchased under the NCIB will be cancelled. Subject to certain exceptions for block purchases, any daily purchases under the NCIB through the TSX will not exceed 54,902 Shares, representing 25% of the Company’s average daily trading volume on the TSX for the six month period ended on August 31, 2022. The Company intends to enter into an automatic securities purchase plan with its broker in connection with purchases to be made under the NCIB.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.    OMITTED INFORMATION

Not applicable.

8.    EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.    DATE OF REPORT

September 19, 2022

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 19, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary